

Benjamin Davis · 3rd

VP of Content at Plant Based World Expo

Loveland, Colorado, United States · 500+ connections ·
Contact info

Plant Based World Expo
North America

Tufts University

Featured ⟨ ⟩



Northeast Plant-Based Offerings Can Become 'A Way Of Life Really Fast'
Shelby Report

Ben Davis had a goal to expand the marketplace and bring the plant-based...



Strategies for Creating a Plant Based Cocktail Menu - Total Food Service
Total Food Service

By Benjamin Davis. Cocktails aren't often thought of as plant-based, keep in mind tha...



Plant Based Foo
Restaurants and
Total Food Service

By Benjamin Dav
based food has

Activity
578 followers



The Plant Base Magazine - plant-based food & drink industry analysis and insight
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Thanks Richard Essigs for this refreshing take on the re-emergence...
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Thanks for giving me so much to support Jenny! Keep it rockin!
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Rock Stars! This is so well said Jennifer Stojkovic. Thanks for sharing Talita...
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4 Reactions · 2 Comments

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Experience



VP of Content
Plant Based World Expo North America · Full-time
Mar 2021 – Present · 1 mo
Shelton, Connecticut, United States

Educating, connecting and serving the marketplace for plant-based foods, beverages, products and services in North America, Europe and beyond!



Editor In Chief
The Plant Based World
2018 – Present · 3 yrs
Loveland, Colorado, United States



Producer/Performer
Vibe Street Music · Self-employed
Jun 2013 – Present · 7 yrs 10 mos
Loveland, Colorado, United States



Content & Communications Director
Plant Based World Conference & Expo
Jan 2018 – Mar 2021 · 3 yrs 3 mos
Shelton, CT

Education



Tufts University
Bachelor's degree, Philosophy
2008 – 2012

Skills & endorsements

Conferences · 1

Julia Ferro has given an endorsement for this skill

Partnerships · 1

Julia Ferro has given an endorsement for this skill

Connections · 1

Julia Ferro has given an endorsement for this skill

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Interests

 Oatly
94,041 followers

 Plant Based World
187 members

 Tufts University
104,056 followers

 The Humane Society of the United States
33,291 followers

 Quorn Foods
22,580 followers

 The Vegan Society
19,326 followers

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